BANK

File № 82-4257

01.04.08

1108/4326

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

08003158

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

PROCESSED
JUN 1 2 2008
THOMSON REUTERS

Sincerely,

Lyudmila A. Goncharova
Deputy Chairman of the Board

dw 6/11

Information that can materially affect the price of joint-stock company's securities

Information of change in percentage of shares held by the persons — members of the Board of Directors (Supervisory Council), members of collective executive body of the joint-stock company as well as by the person taking position (exercising functions) of a single executive body of the joint-stock company, including managing organization or general manager, in the authorized capital of the joint-stock company, as well as in the authorized capital of subsidiaries and dependent companies thereof, and / or change in percentage of ordinary shares held by the said persons in the joint-stock company, subsidiaries and dependent companies thereof

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Name, surname, patronymic and position of the person:
Gavrilkina Tatiana Fedorovna, Member of the Management Board, Deputy Chairman of the Management Board of Bank Vozrozhdenie.
2.2. Full corporate name and the legal address of the company, in which authorized capital the person's share has been changed:
Bank Vozrozhdenie
Location: 7/4 Luchnikov pereulok, bldg. 1 Moscow, 101000
2.3. The share of the person in the authorized capital of the issuer before change and the portion of the person in the total number of ordinary shares before change:
Share in the authorized capital of the issuer: 0,23%;
Portion of the total number of ordinary shares: 0,24%.
2.4. The share of the person in the authorized capital of the issuer after change and the portion of the person in the total number of ordinary shares after change:
Share in the authorized capital of the issuer: 0,12%;
Portion of the total number of ordinary shares: 0,13%.
2.5. The date when joint-stock company learned about the change of the portion of joint-stock company's shares owned by the person:
19 March 2008

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	L.A. Goncharova
3.2. March 19, 2008	Stamp	

Information that can materially affect the price of joint-stock company's securities

Information of change in percentage of shares held by the persons - members of the Board of Directors (Supervisory Council), members of collective executive body of the joint-stock company as well as by the person taking position (exercising functions) of a single executive body of the joint-stock company, including managing organization or general manager, in the authorized capital of the joint-stock company, as well as in the authorized capital of subsidiaries and dependent companies thereof, and / or change in percentage of ordinary shares held by the said persons in the joint-stock company, subsidiaries and dependent companies thereof

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Name, surname, patronymic and position of the person:
Margania Otar Leontievich, member of the Board of Directors of Bank Vozrozhdenie.
2.2. Full corporate name and the legal address of the company, in which authorized capital the person's share has been changed:
Bank Vozrozhdenie
Location: 7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000
2.3. The share of the person in the authorized capital of the issuer before change and the portion of the person in the total number of ordinary shares before change:
Share in the authorized capital of the issuer: 0,22%;
Portion of the total number of ordinary shares: 0,24%.
2.4. The share of the person in the authorized capital of the issuer after change and the portion of the person in the total number of ordinary shares after change:
Share in the authorized capital of the issuer: 0,33%;
Portion of the total number of ordinary shares: 0,35%.
2.5. The date when joint-stock company learned about the change of the portion of joint-stock company's shares owned by the person:
19 March 2008

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	L.A. Goncharova
3.2. March 19, 2008	Stamp	

END